UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 NOVEMBER 2 2005


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

DIRECTOR/PDMR SHAREHOLDING

TRADING IN NOVO NORDISK SHARES BY BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS AS REPORTED TO NOVO NORDISK ON 28 OCTOBER 2005

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in Novo Nordisk shares by the company's board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in shares issued by Novo Nordisk.

NAME                                         KURT ANKER NIELSEN
REASON FOR REPORTING                         BOARD MEMBER
FINANCIAL INSTRUMENT AND ID CODE             NOVO NORDISK B SHARES DK 001028081
TYPE OF TRANSACTION                          SALE OF SHARES
DATE OF TRANSACTION                          28 OCTOBER 2005
PLACE OF TRANSACTION                         COPENHAGEN STOCK EXCHANGE
VOLUME OF TRANSACTION                        3,000 SHARES
TOTAL VALUE OF TRANSACTION                   DKK 930,000




NAME                                         KURT ANKER NIELSEN
REASON FOR REPORTING                         BOARD MEMBER
FINANCIAL INSTRUMENT AND ID CODE             NOVO NORDISK B SHARES DK 001028081
TYPE OF TRANSACTION                          EXERCISE OF OPTIONS (PURCHASE OF
                                             SHARES)
DATE OF TRANSACTION                          28 OCTOBER 2005
PLACE OF TRANSACTION                         COPENHAGEN STOCK EXCHANGE
VOLUME OF TRANSACTION                        3,000 SHARES
TOTAL VALUE OF TRANSACTION                   DKK 375,000

DEFINITIONS AND BACKGROUND INFORMATION:

PUBLICATION

Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

WHO ARE BOARD MEMBERS, EXECUTIVES AND ASSOCIATED PERSONS?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)-3), or to which a board member/executive and/or a person mentioned in 1)-3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

WHAT IS TRADING/TRANSACTION?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

WHAT IS FINANCIAL INSTRUMENT AND ID CODE?

Financial instrument includes shares listed on the Copenhagen Stock Exchange and London Stock Exchange as well as ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK001028081) of the Novo Nordisk share on the Copenhagen Stock Exchange, the code (NVOB) on London Stock Exchange or the code (NVO) on New York Stock Exchange.

WHAT IS DATE AND PLACE OF TRANSACTION?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie Copenhagen Stock Exchange, London Stock Exchange or New York Stock Exchange.

WHAT IS VOLUME AND VALUE OF TRANSACTION?

The volume of transaction is the number of shares (of DKK 2 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of shares traded on London Stock Exchange and ADRs listed on New York Stock Exchange.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 21,200 full-time employees in 78 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

 Media:                                     Investors:
 Outside North America:                     Outside North America:

 Elin K Hansen                              Mogens Thorsager Jensen
 Tel (direct): (+45) 4442 3450              Tel (direct): (+45) 4442 7945

                                            Christian Qvist Frandsen
                                            Tel (direct): (+45) 4443 5182

 In North America:                          In North America:

 Susan T Jackson                            Mads Veggerby Lausten
 Tel (direct): (+1) 609 919 7776            Tel (direct): (+1) 609 919 7937


Stock Exchange Announcement No. 26/2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: NOVEMBER 2 2005                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer